                                    Exhibit 2

                                                     PRIVILEGED AND CONFIDENTIAL

Board of Directors
Continental Materials Corporation
225 West Wacker Drive
Suite 1800
Chicago, Illinois 60606

                                November 13, 1996


Ladies and Gentlemen of the Board:

     Last evening, at a meeting of various members of my extended family (the "Family"), I decided to pursue, on behalf of myself and other Family members, a "going private" transaction involving Continental Materials Corporation (the "Company").

     Toward that end, Family members, who in the aggregate own approximately 35% of the Company's common stock have decided that they will vote their shares in favor of any transaction proposed by members of the Family and having financial terms no less favorable to the holders of the Company's common stock than the offer described below (the "Offer"). The Family members also decided to vote their shares against any other transaction. Certain implications of these decisions (collectively, the "Voting Decision") are discussed below. Attached hereto is a letter confirming the foregoing.

     On behalf of ourselves and the other members of the Family who will ultimately conclude to participate in the transaction (the "Participating Family Members"), we are pleased to submit the following offer:

          - Newco (a corporation to be formed by the Participating Family Members) will seek to acquire 100% of the Company's common stock not owned by the Participating Family Members for $21 per share in cash, assuming that all outstanding options are exercised prior to such acquisition.

          -    The transaction will be subject to the following conditions:

                    * The negotiation and approval by a Special Committee of the Board, and ultimately the full Board, of a definitive written acquisition agreement. In the interest of time, a draft of such agreement is attached. The Special Committee should be comprised of disinterested directors, should be selected by the disinterested directors, should be chaired by a person selected by its members and should be independently advised by counsel and investment bankers of its choice.

                    * The execution of such definitive written agreements and the satisfaction or waiver of the agreed upon closing conditions. Our proposal, as to closing conditions, is embodied in the enclosed draft. Not surprisingly, there is a financing condition, for both acquisition funding and working capital. Based on the primary indications from the financing sources we contacted regarding this matter, we expect that we will be able to satisfy the financing condition.

     It is our goal to have an acquisition agreement fully negotiated by the middle of December. One reason we believe that this goal is attainable is that the scope of the Special Committee's work will be limited. While the Special Committee, based on the advice of counsel, will have to reach its own conclusion, we believe that its role will be solely to consider the fairness of the Offer, to negotiate with us and to decide whether to recommend the Offer to the full Board. Because of the combined effect of (i) the Voting Decision, (ii) the 66 2/3% merger vote requirement under the Company's charter and (iii) the decision of the Delaware Court of Chancery in the case involving Katy Industries, we believe that the Board has no duty to seek a higher offer under REVLON.

     In connection with the Offer and the Voting Decision, certain SEC filings will be made by the Family. As a result, we believe it would be appropriate for the Company to issue a press release. A draft is also attached.

     We will end where, perhaps, we should have started -- explaining why we are proposing a transaction. Fundamentally, we believe that the benefits to the Company of being public are significantly outweighed by the associated costs. Further, because the Company is so small and has a real public float of between one-half and two-thirds of its outstanding shares, the market for its shares lacks liquidity. Having said that, however, we as a Family are not willing to sell our stock position to another entity. Simply put, we believe the Company will prosper best as a privately held entity under our leadership and ownership.


     We are hopeful that you will agree that this transaction makes great sense and that the Offer is fair. We look forward to receiving your response.


                                   Sincerely,


                                     /s/ James G. Gidwitz
                                   -------------------------------
                                   James G. Gidwitz